                                                                    EXHIBIT 99.4
                                                                    NEWS RELEASE

[LOGO OF INDUSTRIAL SCIENTIFIC CORPORATION]

                            1001 Oakdale Road          Phone 412-788-4353
                            Oakdale, PA 15071-1500     1-800-DETECTS (338-3287)
                            USA                        Fax 412-788-8353

Date:    May 22, 1997
Release: Immediate
Contact: James P. Hart, Vice President Finance
         Chief Financial Officer
         412-788-4353


                  INDUSTRIAL SCIENTIFIC CORPORATION ANNOUNCES
                       FISCAL 1997 FIRST QUARTER RESULTS

PITTSBURGH, PA--Industrial Scientific Corporation (NASDAQ/NMS symbol:ISCX) today reported record sales and net income for the first quarter ended May 2, 1997. Sales increased 17.0% to $10,952,000 compared to sales of $9,361,000 for the first quarter of fiscal 1996. Net income for the quarter increased 23.3% to $1,381,000 ($0.41 per share) compared to $1,120,000 ($0.33 per share) for the first quarter fiscal 1996.

Kent D. McElhattan, President and CEO, stated, "I am very pleased that record levels of sales and net income were achieved. Gross profit, operating profit and net income all increased at a higher rate than sales which is the definition of improved productivity. Although very modest, I believe it is significant that our joint venture in Saudi Arabia was profitable during the first quarter which was only its fourth full quarter of operations. We have begun 1997 on a positive note and I remain optimistic on the balance of the year."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments and other technical products for the preservation of life and property.

[LOGO]                       O U R   M I S S I O N                      [LOGO]

Design-Manufacture-Sell: Highest quality products for the preservation of life and property
                   Provide: Best customer service available

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              INDUSTRIAL SCIENTIFIC CORPORATION AND SUBSIDIARIES

                  Condensed Consolidated Statement of Income

                                  (Unaudited)
                   (In thousands, except per share amounts)

                                  Three Months Ended
                                 05/03/97    04/27/96
                                 --------    --------
                                 14 weeks    13 weeks
Net sales                        $10,952     $9,361
Gross profit                       6,189      5,075
Operating profit                   1,945      1,571
Net income                         1,381      1,120

Net income per common share        $0.41      $0.33

Weighted average number of
  common and common equivalent
  shares outstanding              3,363       3,381